

October 18, 2011

Ms. Isabella D. Goren
Chief Financial Officer
AMR Corporation
4333 Amon Carter Blvd.
Fort Worth, Texas 76155

> **Re:** **AMR Corporation**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 16, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed July 20, 2011**
> **File No. 001-08400**
>
> **American Airlines, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 16, 2011**
> **File No. 001-02691**

Dear Ms. Goren:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

AMR Corporation Form 10-Q for the Quarterly Period Ended June 30, 2011

Item 2. Management's Discussion and Analysis

Significant Indebtedness and Future Financing, page 19

1. We note your recent decisions to close a crew base in San Francisco, cut seating capacity and ground more than 10 jets. We also note that almost all of your aircraft assets are

encumbered, that certain of your debt financing agreements contain loan-to-value ratio covenants and that you are required to periodically appraise the collateral (aircraft) to assess compliance with these covenants. You disclose, on page 20, the fact that "the market value of these aircraft assets has declined in recent years, and may continue to decline." Given these events and circumstances, please tell us about the impairment analysis that you conducted in the third quarter, as disclosed in Footnote 11. Describe, supplementally and in detail, the significant estimates and assumptions utilized in your analysis and the conclusions that you reached. Explain how you determined the assets considered to be held for use and, to the extent applicable, the assets considered to be held for sale and/or to be disposed of other than by sale. We may have further comments upon review of your response.

2. To facilitate our understanding of your debt financing arrangements, please tell us more about each individually significant financing agreement that includes a loan-to-value ratio covenant. Describe the nature of loan-to-value requirement, identify the specific aircraft to which it applies, and numerically illustrate your degree of compliance with the ratio requirement as of the most recent balance sheet date.

3. As a related matter, if you are subject to any form of residual value guarantees in connection with your leased aircraft, please provide comparable information regarding the nature and amount of each such guarantee and an illustration of your degree of compliance with same.

American Airlines, Inc. Form 10-K for the Year Ended December 31, 2010

Liquidity and Capital Resources

Off Balance Sheet Arrangements, page 31

4. Please tell us why you have not included a Table of Contractual Obligations in accordance with Item 303(A)(5) of Regulation S-K. Include in your response why you have included a cross-reference to "Contractual Obligations" on page 29.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief